INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                 AUGUST 26, 1999

         Lasergate Systems, Inc. (the "Company") is sending this Information Statement to you and each of the other holders of the Company's Common Stock, par value $0.03 per share ("Common Stock"), with respect to the appointment of two new members of the Company's Board of Directors. Those two members now are the entire Board of Directors of the Company. The appointment of the new board of directors occurred pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 21, 1999, between the Company and Tickets.com, Inc. ("Tickets.com"), and also pursuant to the Purchase Agreement (the "Purchase Agreement"), dated January 24, 1999, between RBB Bank, AG (the "Bank") and Tickets.com, as amended by the First Amendment to Purchase Agreement, dated as of June 21 1999, between the Bank and Tickets.com.

         The Bank is the holder of 7,837,332 shares of Common Stock. These shares are 51.2% of all issued and outstanding shares of the Company entitled vote for the election of directors. The Company has not held a meeting of its stockholders for the purpose of electing directors since December 21, 1995. The Bank holds the shares on behalf of approximately 60 independent investors from whom it receives instructions as to the voting and disposition of the Company's shares held in the Bank's name.

         In January 1999 the Company and Tickets.com commenced discussions with a view to the combination of the Company with Tickets.com in a merger (the "Merger"). Concurrently, Tickets.com and the Bank reached agreement for the purchase by Tickets.com of 5,700 shares of the Company's Series G Preferred Stock and 7,837,332 shares of the Company's Common Stock held by the Bank on behalf of its independent investor clients. The terms of the agreement between the Bank and Tickets.com were set forth in the Purchase Agreement. In the Purchase Agreement, the Bank agreed that, if the Company's Board of Directors did not approve the Merger, the Bank would take all appropriate or necessary actions to elect a majority of the Company's board of directors. The Company's directors did not approve the Merger until June 21, 1999. The terms and conditions of the Merger are set forth in the Merger Agreement. Following approval of the Merger and the directors' recommendation that the Company's shareholders vote to accept the Merger and adopt and approve the Merger Agreement, the three remaining members of the Company's Board of Directors filled two existing vacancies on the Company's Board of Directors with the designees named below and then resigned. The three existing directors tendered their separate resignations as part of a settlement of a legal action that the Bank had commenced against the Company and the Company's three existing directors in January 1999 to compel the removal of those directors, among other things. See "Legal Proceedings" and "Change in Control" below.

         Under the Merger Agreement, each holder of issued and outstanding shares of Common Stock (excluding shares owned by the holders who properly exercise their rights of appraisal within the meaning of the Florida Business Corporation Act), including the Bank, are entitled to receive $0.10 for each share of the Company's Common Stock held by them.

         The purpose of this Information Statement is not to solicit any vote or consent with respect to the contemplated merger. The solicitation of your vote or consent will be the subject of a separate solicitation which the Company will send you within the next several months.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         At the close of business on June 30, 1999, there were 15,299,393 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of its Common Stock entitles its record holder to one vote.

                                    DESIGNEES

         The Bank has designated the persons named below (the "Designees") to serve as the Company's Board of Directors:

Name and Address* of Designee          Age               Occupation
-----------------------------          ---               ----------

     David A. Riley                    42     President/Chief Executive Officer,
                                                    Lasergate Systems, Inc.

     Steven Huger Noble, III           37           Chief Financial Officer,
                                                    Lasergate Systems, Inc.

-----------------
* The address of each director is 2189 Cleveland Street, Suite 230, Clearwater, Florida 33765.

         The Designees will assume their positions as directors, and will constitute the entire board of directors of the Company until the completion of the Merger or until their successors are elected and qualify.

         The Company has been advised that neither of the Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of June 30, 1999 the beneficial ownership of voting securities of the Company by each person known to the Company to be the beneficial owner of more than 5% of any class of its voting securities as well as the beneficial ownership of equity securities of the Company by each of its directors and its directors and officers as a group. To the Company's knowledge, each person named has the sole voting and investment power with respect to the securities listed as owned by him or it.

         Only the Common Stock has voting rights.


                                                                               BENEFICIAL OWNERSHIP
                                                                 --------------------------------------------------
    NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER OF SHARES OF            APPROXIMATE
    ------------------------------------                             COMMON STOCK            PERCENTAGE OF CLASS
                                                                  BENEFICIALLY OWNED               (1) (2)
                                                                 ----------------------     -----------------------
    RBB Bank, AG                                                     7,837,332 (3)                    51%
    Burgring 16
    8010, Graz
    Austria


                                                                               BENEFICIAL OWNERSHIP
                                                                 --------------------------------------------------
    NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER OF SHARES OF            APPROXIMATE
    ------------------------------------                              COMMON STOCK            PERCENTAGE OF CLASS
                                                                  BENEFICIALLY OWNED               (1) (2)
                                                                 ----------------------     -----------------------
    Tickets.com, Inc.                                               24,818,217 (4)                    62%
    555 Anton Blvd. 12th Floor
    Costa Mesa, CA  92660

    All officers and directors as a group                                        0                     0


(1) There were 15,299,393 shares of Common Stock outstanding as of September 30, 1998, which is the date of the most recent Quarterly Report or Annual Report which the company has filed with the Securities Exchange Commission. The Company does not believe that the number of Shares currently outstanding is materially different.

(2) For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof, upon the exercise of warrants or options or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from the date hereof, have been exercised or converted.

(3) The Bank disclaims beneficial ownership of these shares as of the current time, as long as the Merger has not occurred. These shares are referred to below as the "Common Shares."

(4) On June 28, 1999 Tickets.com acquired 5,700 shares of the Company's Series G Preferred Stock (the "Preferred Shares") from the Bank. The Preferred Shares are convertible into 24,818,217 shares of Common Stock.

                                LEGAL PROCEEDINGS

         As of June 30, 1999, the Company is not subject to any legal proceedings which are material to the consolidated results of operations or financial condition of the Company. The Bank's action against the Company and its directors referred to below in this Information Statement was settled, without any payment by the Company to the Bank, on June 21, 1999.

                                CHANGE IN CONTROL

         On or about January 29, 1999 the Bank acquired from approximately 60 independent holders of Common Stock, each of which is an Austrian national, sole authority (i) to give consent to the removal of the Company's board of directors, (ii) to call a special meeting of the Company's shareholders for purposes of electing its board of directors and (iii) to dispose of the 7,837,332 Common Shares and the 5,700 Preferred Shares. The Common Shares and the Preferred Shares are referred to below in this Information Statement as the "Underlying Shares."

         From time to time during the second half of 1998, the Bank discussed the prospects of the Company with representatives of Tickets.com. On January 24, 1999, following periodic individual consultations between the Bank and the beneficial holders of the Underlying Shares, the Bank received separate oral authorizations from the holders of the Underlying Shares to agree to sell all of the Underlying Shares to Tickets.com at its offered price, or the equivalent value in securities of Tickets.com, and to facilitate a transaction that permitted Tickets.com to acquire all of the outstanding securities of the Company in addition to the Underlying Shares. Concurrently, Tickets.com proceeded to enter into discussions with the Company with a view to the acquisition of the Company by a cash merger that would pay $0.10 per share to each holder of the Company Common Stock.

         On January 24, 1999 Tickets.com and the Bank entered into the Purchase Agreement, which provided for the sale of the Underlying Shares to Tickets.com at a closing to be held not later than May 15, 1999, or such later date as the Bank and Tickets.com agreed. The Purchase Agreement provided that the Bank would support the Merger and vote the Underlying Shares in favor of the Merger and that Tickets.com would purchase the Underlying Shares from the Bank if the Company did not approve the Merger by January 31, 1999. The purchase price to be paid by Tickets.com was set at (i) $0.10 cash for each Underlying Share that is a Common Share and (ii) 170.081 shares of Tickets.com common stock for each Underlying Share that is a Preferred Share.

         Additionally, the Bank and Tickets.com agreed in the Purchase Agreement that if the Company's board of directors did not approve the Merger on or before January 31, 1999, the Bank would, as soon as possible thereafter, take all appropriate or necessary actions, including without limitation making all appropriate filings with the SEC, to elect a majority of the members of the Company's board of directors, that the members of the Company's board of directors would include David A. Riley and Stephen Fryer, or other individuals acceptable to Tickets.com, and that David A. Riley would be named as the Company's business manager. The Bank agreed not to, and agreed to cause the Company not to, take action inconsistent with the purposes of this Agreement or the Merger or otherwise detrimental to Tickets.com.

         On January 28, 1999, after learning that the Company was taking steps to file a petition under Chapter 11 of the Bankruptcy Act and that the Company had ceased discussions with Tickets.com regarding additional credit lines and the Merger, and after receiving sufficient authorizations from the holders of the Underlying Shares and their representatives to take such steps, the Bank executed and delivered to the Company a written consent in lieu of meeting which consent removed all members of the Company's board of directors. Acting with the same authority, on January 28, 1999 the Bank executed and delivered to the Company a written demand for the Company to provide the Bank or its representatives with the record of shareholders required to be maintained under Florida corporate law so that the Bank could comply with the provision of Florida corporate law that requires that a written consent signed by fewer that all shareholders of record to be sent to all shareholders of record who did not execute such consent and a separate written demand for the Company to call a meeting of its shareholders for purposes of electing a board of directors.

         On January 29, 1999 counsel to the Company sent a letter that purported to reject the removal of Company's board of directors as well as the Bank's demands for the record of holders and for the meeting.

         On February 8, 1999, the Bank commenced an action against the Company and its existing Board of Directors in the Circuit Court of Pinellas County, Florida, seeking to remove the Company's Board of Directors. The Bank's action and the defendants' counterclaims were settled on June 21, 1999 with the exchange of mutual releases, the resignation of the existing board members and the termination of the employments of the Company's chief executive officer and her husband.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The names, ages and positions of the directors of the Company as of June 30, 1999 are set forth above under "Designees." The following information sets forth a brief account of the respective employment histories of the Designees. Both directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Vacancies on the Board of Directors may be filled by the remaining directors until the next annual shareholder's meeting. Officers serve at the discretion of the Board. The Board has no committees. The directors are not receiving any fees for service on the Board of Directors or any committee thereof.

         DAVID RILEY. Mr. Riley became a director of the Company on June 21, 1999, subject to compliance with applicable rules of the SEC. Mr. Riley is the Chief Executive Officer of the Company. From November 1995 through December 1998, Mr. Riley was the President and Chief Executive Officer of Coredata, Inc. a software concern, and from September 1987 through November 1995 had served as the President and Chief Executive Officer of Sunland Computer, a systems integrator.

         STEVEN HUGER NOBLE, III. Mr. Noble became a director of the Company on June 21, 1999, subject to compliance with applicable rules of the SEC. Mr. Noble is the Chief Financial Officer of the Company. From May 1998 until June 1999 Mr. Noble was the Chief Financial Officer of the Tampa Bay Lightning, a National Hockey League team. Prior to serving in that position, he had been an independent consultant to A.L. Williams, Jr., a private individual, from January 1995 through May 1998. Prior to January 1995 Mr. Noble had been a principal of the certified public accounting firm Noble and Associates.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers and any persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by regulation of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, the Company's officers, directors and greater than ten percent beneficial owners were in compliance with all Section 16(a) filing requirements during its fiscal year ended December 31, 1998.

Dated:  August 26, 1999                        David A. Riley,
                                               President and Chief
                                               Executive Officer